Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

Two separate special meetings of shareholders of iShares Trust were held on November 4, 2009. The shareholder meetings for the iShares FTSE NAREIT Industrial/Office Capped and iShares FTSE NAREIT Retail Capped Index Funds were adjourned until November 19, 2009.  The proposals acted upon by shareholders at the special meetings and the results of the shareholder vote were as follows:

First Meeting

Shareholders of the Funds approved Proposal 1.  Proposal 2 did not apply to the Funds.

Proposal 1
To approve a new investment advisory agreement between the Trust and BGFA, on behalf of each Fund, which took effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc. (the “Transaction”).

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
FTSE EPRA/NAREIT Developed Asia	305,902	1,072	8,308	-
FTSE EPRA/NAREIT Developed Europe	176,848	1,315	1,468	-
FTSE EPRA/NAREIT Developed Real Estate ex-U.S.	7,804,841	169,855	102,341	-
FTSE EPRA/NAREIT North America	78,166	1,732	90	-
FTSE NAREIT Industrial/Office Capped	131,407	2,865	1,775	-
FTSE NAREIT Mortgage Plus Capped	1,325,588	29,867	21,685	199,621
FTSE NAREIT Real Estate 50	426,587	2,967	13,818	48,023
FTSE NAREIT Residential Plus Capped	517,619	7,740	11,101	-
FTSE NAREIT Retail Capped	75,700	1,856	2,002	9,012

Proposal 2
To approve a change in the classification of certain funds’ investment objective from a fundamental investment policy to a non-fundamental investment policy.

Second Meeting

This proposal was approved by the shareholders of the Trust.  All nominees who previously served as Trustees of the Trust were re-elected and the term of their election commenced immediately.  Robert S. Kapito was newly elected as a Trustee to the Trust and the term of his election took effect upon the consummation of the Transaction.

Proposal 1**
To elect a Board of Trustees of the Trust.

Independent Trustee	Votes For	Votes Withheld
George G.C. Parker	3,275,616,398	76,114,140
J. Darrell Duffie	3,155,645,073	196,085,465
Cecilia H. Herbert	3,284,632,277	67,098,261
Charles A. Hurty	3,283,313,465	68,417,073
John E. Kerrigan	3,285,163,741	66,566,797
John E. Martinez	3,284,826,244	66,904,294
Robert H. Silver	3,294,357,381	57,373,157

Interested Trustee	Votes For	Votes Withheld
Robert S. Kapito	3,229,642,767	122,087,770
Lee T. Kranefuss	2,147,369,285	1,204,361,252

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.

  **           Denotes Trust-wide proposal and voting results.